

February 27, 2015

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

     Re: **Tetra Tech, Inc.**
             Form 10-K for Fiscal Year Ended September 28, 2014
             Filed November 19, 2014
             File No. 0-19655

Dear Mr. Burdick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates, page 77

1. In response to comment 7 in our letter dated February 26, 2014, you stated in your letter dated March 28, 2014, that you would (a) provide a description of the specific assumptions to the reporting unit that drive the estimated fair value; (b) a discussion of the uncertainty associated with the specific, key assumptions for the reporting unit, and a discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value for any reporting unit that has an estimated fair value that is not substantially in excess of the carrying value with goodwill that is at risk for a material impairment charge.
   - Please expand your disclosures to provide investors with the above referenced information. We believe this information is necessary to understand how the operating results and future expectations for Parkland and Tetra Tech Construction declined to the degree that their estimated fair values are not substantially in excess of their carrying values and to understand the specific facts and circumstances management is monitoring which could lead to a fair value that is below the carrying value.

- Please revise your disclosures to specifically identify which reportable segments the identified reporting units belong.
- Please disclose the amount of headroom or the percentage fair value exceeds the carrying value for each reporting unit to allow an investor to better understand the degree of uncertainty associated with the reporting unit's goodwill.

Please provide us with the expanded disclosures that you will provide in future filings beginning with your next Form 10-Q for the identified reporting units with estimated fair values that are not substantially in excess of the carrying value as of September 28, 2014.

5. Mergers and Acquisitions, page 102

2. During your November 13, 2014 Earnings Call, a question was raised by an analyst regarding the contingent consideration reversals. The CEO communicated that an acquisition can produce very good profit and earnings but still not achieve the standards set for the contingent consideration. It was further noted that management had unbelievably optimistic and positive expectations for Parkland. The disclosures included in the Form 10-K do not adequately address the fact that the gain recognized was due to the acquired businesses' post acquisition performance not being in line with management's expectations surrounding the likelihood and timing of achieving the relevant milestones of the earnout provisions. We further note a continued trend in management estimating a fair value for contingent consideration that exceeds actual results. In future filings, please disclose the following for each acquisition in which a material gain is recognized due to a decrease in the fair value of the contingent consideration liability:

- The material earnout provisions;
- Management's expectations for meeting those provisions that are included in the fair value calculation. For instance, explain the specific factors considered in estimating that for your second quarter 2013 acquisitions the majority of the earnouts were attainable as of the respective acquisition dates (i.e., you recognized $75.3 million of a maximum $86.7 million);
- The actual results; and
- An explanation specific to the acquisition as to why the actual results fell below management's expectations. In this regard, we note that the first and second quarter gains related to a single project performed by Parkland and that operating income on this single project was $14 million less than previously expected. Specifically clarify how $14 million in less operating income resulted in a $26 million gain due to not meeting management's expectations to earn contingent consideration. Further, we note that you recognized an additional gain related to either AEG or Parkland continuing not to generate operating income in line with management expectations related to the contingent consideration. Additionally, you disclose on page 128 that the fourth quarter $23.8 million net gains from updated valuations of your contingent earn-out liabilities offset the $25.6 million fourth quarter project charges related to two lines of business that will either be exited or wound down. Since AEG and Parkland are part of the RCM business that will remain, it is unclear what generated the significant decrease to the fair value of the contingent consideration during the fourth quarter of fiscal year 2014.

Mr. Burdick
Tetra Tech, Inc.
February 27, 2015
Page 3

Please provide us with the disclosure that you would have included in your Form 10-K in response to this comment and that you will include in your next Form 10-Q to provide investors with the expanded information on a timely basis. Please refer to ASC 805-30-50-1.c. and ASC 820-10-50 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief